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TO OUR SHAREHOLDERS

       Third quarter earnings of $6.3 million, or 67 cents per share, increased 6% from last year on a sales increase of 6%. The continued strengthening of the dollar reduced sales by $1.3 million and net earnings by an estimated $0.4 million, or 4 cents per share.

       Nine-month earnings of $18.3 million, or $1.91 per share, increased 9% from last year. Sales for the period were up 6%. The stronger dollar reduced sales by $5.2 million and net earnings by an estimated $1.3 million, or 14 cents per share.

OPERATING MARGIN IMPROVED, BUT ORDERS WEAKENED

       We are pleased to again report a quarterly improvement in operating margin, a key driver of our profitability. This advance was due to a reduction in the selling and administrative expense rate. The lower rate was partly due to the drop in price of Tennant common stock during the quarter, which is used in incentive compensation plans. Gross margin was maintained at the level achieved in last year's third quarter despite the negative translation effect on the dollar. For the quarter, earnings per share increased 12% on higher net earnings and lower shares outstanding.

       Order growth for the third quarter slowed to a 2% gain in local currencies. This came down from the first-half pace of 7.5% and was primarily due to a 25% order drop in international markets other than Europe and Japan. On a more positive note, Industrial equipment orders in North America and Europe, which combined represent two thirds of our total revenue, were up 10% for the quarter. We anticipate that orders will remain relatively strong in these markets because of the number of new products in our line and our market leadership in segments that are least affected by an economic slowdown.

CASH FLOW CONTINUES STRONG

       Cash flow from operations of $28.6 million continues strong although it is somewhat below last year's level. This was caused by increases in receivables and inventories that exceeded revenue growth. We are focusing attention on both areas with the objective of showing an improvement by year-end.

       One of the benefits of a strong cash flow is that it has allowed us to pursue a stock repurchase program as a part of our efforts to enhance shareholder value. So far this year, 580,640 shares of Tennant common stock have been repurchased and authority exists to repurchase an additional 600,000 shares without time limit.

OUTLOOK FOR REMAINDER OF 1998

       Tennant is traditionally a low backlog company, so we are dependent on near-term order performance. Because of the softness seen in some of our markets and our concern over the North American economy, we initiated actions to restrain expenses for the rest of this year and into the next. Assuming order growth continues at recent levels, we believe fourth quarter results can surpass last year's record performance.

/s/ Roger L. Hale               /s/ Janet Dolan
---------------------           ---------------------
   Roger L. Hale                   Janet Dolan
   CHAIRMAN - CEO                  PRESIDENT - COO

October 15, 1998

CAPITALIZING ON INDUSTRY LEADERSHIP

       Tennant is clearly a market leader in industrial products in North America and many international locations. It is using this leadership position as a stepping stone to becoming preeminent globally in nonresidential floor maintenance equipment, floor coatings and related products.

       Tennant will achieve this strategic mission by implementing its growth strategies:

- Offering the most complete line of innovative floor maintenance products. This is supported by an industry-leading investment in research and development to regularly introduce new and significantly upgraded products.

- Bringing together its complementary product lines to offer total solutions to customers' floor maintenance needs, ensuring their satisfaction.

- Investing in technology to develop more efficient and effective operations and to better serve customers.

-      Using a strong balance sheet and cash flow to finance expansion.

       Tennant's financial mission is to create value for shareholders by providing an above-average total return. Supporting financial goals are:

- Annual increases of 8% in sales and better than 10% in earnings per share over the long term.

-      Return on equity averaging 20% in the years of economic cycle growth.

       Tennant was founded in 1870. Headquartered in Minneapolis, Minnesota, Tennant has manufacturing facilities in Minneapolis; Holland, Michigan; and Uden, The Netherlands, and sells and services it products directly in eight countries and through distributors in more than 45 others.

PRODUCTS FOR A CLEANER AND SAFER WORLD

       This summer, Tennant proudly introduced its newest creation, the Model 830-II Power Sweeper, the next-generation in outdoor sweepers. Ideal for tight outdoor areas, it easily sweeps around obstacles and snakes through congested city streets.

       The 830-II goes above and beyond other outdoor sweepers with its state-of-the-art dry-dust control system that is simply the best in the business. The 830-II satisfies the needs for excellent sweeping ability, impressive maneuverability and unsurpassed dust control.

       The Model 830-II Power Sweeper: yet another example of Tennant's ability to foresee and fulfill the high demands of today's cleaning market.

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